Great-West Life & Annuity Insurance Company
A Stock Company
[8515 East Orchard Road    Greenwood Village, CO 80111]

CONTRACT AMENDMENT

THIS AMENDMENT IS ISSUED BY GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AS PART OF THE INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT (THE “CONTRACT”) TO WHICH IT IS ATTACHED. EXCEPT AS EXPRESSLY AMENDED BY THIS AMENDMENT, THE TERMS AND CONDITIONS OF THE CONTRACT SHALL REMAIN IN FULL FORCE AND EFFECT. IF THERE IS ANY CONFLICT BETWEEN THIS AMENDMENT AND THE CONTRACT, THE TERMS OF THIS AMENDMENT WILL PREVAIL.

1.	The Right to Examine on the front cover of the Contract is deleted and replaced with the following:
There is a 10 day right to cancel. If the Contract is issued as a replacement of existing life insurance or annuity coverage, the right to cancel period is extended to 30 days from the date of receiving it. If you are not satisfied with the Contract, return it to the Retirement Resource Operations Center or an agent of the Company. The Contract will be void from the start, and the Company will refund Annuity Account Value. The amount returned during the right to cancel period will not be subject to a Withdrawal Charge.

2.	The following definitions in Section 1 of the Contract are deleted and replaced with the following:
Accumulation Period - The time period between the Effective Date and the earlier of the Annuitant’s 99th birthday or the Payout Election Date.

Annuitant (Joint Annuitant) - The person named in the application and in the Contract Data Page upon whose life the payout of this annuity is based and who will receive annuity payouts. If you select a Joint Annuitant, “Annuitant” means the older Joint Annuitant or the sole surviving Joint Annuitant. Joint Annuitants must be one another’s Spouse as of the Effective Date. If a Contingent Annuitant is named, then the Annuitant will be considered the primary Annuitant.

Annuity Commencement Date - The date annuity payouts begin, as shown on the Contract Data Page, which is either the Payout Election Date or the Annuitant’s 99th birthday if no Payout Election Date has been established. The Owner may change the Annuity Commencement Date if annuity payouts have not already begun. Upon death of the Owner, the Beneficiary may change the Annuity Commencement Date only if the Beneficiary is the Owner's surviving spouse and elects to continue the Contract. In all cases, the Annuity Commencement Date must occur prior to the Annuitant's 99th birthday.

Grantor - the natural person who is treated under Sections 671 through 679 of the Code as owning the assets of a Grantor Trust. All Grantors must be individuals.

Grantor Trust - a trust, the assets of which are treated under Sections 671 through 679 of the Code as being owned by the Grantor(s). We allow a Grantor Trust to be an Owner only if it either has a single Grantor who is a natural person, or two Grantors who are one another’s Spouse as of the Effective Date.

Owner(s) - the person or persons named on the Contract Data Page and Rider Data Page, if applicable. The Owner is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. Joint Owners must be one another’s Spouse as of the Effective Date and must both be natural persons. The Annuitant will be the Owner unless otherwise indicated in the application. The Owner must be either a natural person or a Grantor Trust. If the Owner is a Grantor Trust, all references in the Contract and Rider to the life, age or death of the Owner shall pertain to the life, age or death of the Grantor(s).

Payout Election Date - the date on which Investment Segment annuity payouts or periodic withdrawals begin. Payout Election Date must occur before the Annuitant’s 99th birthday.

Rider(s) - The Guaranteed Lifetime Withdrawal Benefit Rider(s) issued by the Company that are initiated by allocating money to an Income Segment Covered Fund.

Spouse - A person recognized as a spouse in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law.

3.	Section 3.03 of Section 3 of the Contract is deleted and replaced with the following:
3.03 ALLOCATION OF CONTRIBUTIONS
If the application is in good order, the initial Contribution will be applied within two Business Days of receipt at the Retirement Resource Operations Center. During the right to cancel period, all Contributions will be allocated in one or more of the Sub-Account(s) as specified in the application. During the right to cancel period, the Owner may change the allocations to the Sub-Accounts. Any changes made during the right to cancel period will take effect after the right to cancel period has expired.

If the Contract is returned during the right to cancel period, it will be void from the start, and the Company will refund the Annuity Account Value as of the Transaction Date the Request for cancellation is received. The amount returned during the right to cancel period will not be subject to a Withdrawal Charge.

After the right to cancel period, subsequent Contributions will be allocated to the Annuity Account in the proportion Requested by the Owner. If there are no accompanying instructions, then allocations will be made in accordance with standing instructions. Allocations will be effective upon the Transaction Date.

4.	The first paragraph of Section 6.03 of the Contract is deleted and replaced with the following:
6.03 DISTRIBUTION RULES
If Annuitant Dies Before Annuity Commencement Date
If the Owner is living and the Annuitant dies before the Annuity Commencement Date, the Contract will continue and no death benefit will be payable. If no Contingent Annuitant has been named, the Owner (or the Grantor if the Owner is a Grantor Trust) will become the Annuitant.

5.	Section 9.07 of Section 9 of the Contract is deleted and replaced with the following:
9.07 ANNUITY COMMENCEMENT DATE
Annuity payouts will begin on the Annuitant’s 99th birthday if no Payout Election Date has been established. If Installments have begun under the Rider, only the Investment Segment will be annuitized. If Installments have not begun under the Rider, then the entire Account Value will be annuitized at that time and any benefit under the Rider will terminate.

[/s/ Richard Schultz]            [/s/ Robert L. Reynolds]
[Richard Schultz],            [Robert L. Reynolds],
[Secretary]                [President and Chief Executive Officer]